
WOODSIDE
AUSTRALIAN ENERGY

22 April 2003


03050849

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange ("ASX"):

- Stock Exchange Release in relation to WA-269-P (Guilford-1), lodged with the Australian Stock Exchange on 22 April 2003;
- Stock Exchange Release in relation to WA-10-R (Egret-3), lodged with the Australian Stock Exchange on 15 April 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

dlw 5/29

22 April 2003


WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-269-P
Guilford-1

Woodside Petroleum Ltd, reports that the Guilford-1 exploration well located in permit WA-269-P within the Carnarvon Basin was spudded on 17 April 2003. On 22 April 2003 the operation was preparing to drill ahead in $8^1/_2$ inch hole after setting $9^5/_8$ inch casing.

The well is being drilled using the Atwood Falcon semi-submersible drilling rig. The location is approximately 75 kilometres west of the Goodwyn "A" platform.

Joint venture participants in WA-269-P are Woodside Energy Ltd. (80%) and Japan Energy LNG (MIMI) Pty. Ltd. (20%).

ANTHONY NIARDONE
Assistant Company Secretary

22 April 2003


WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-10-R
Egret-3

Woodside Petroleum Ltd., Operator in the WA-10-R Joint Venture, located in the Carnarvon Basin, offshore Western Australia, reports that on 21 April 2003 the Egret-3 exploration and appraisal well was at a depth of 3,511 metres.

Since the last report, drilling continued in the 12¼ inch hole from 2,727 metres to 3,348 metres, where wireline logs were run to evaluate the Angel Formation oil reservoir, previously encountered in Egret-1 and Egret-2. Preliminary log evaluation indicates a 48 metre gross hydrocarbon column to be further evaluated with a wireline pressure testing and sampling program.

Due to adverse hole conditions, however, drilling has continued in the 12¼ inch hole prior to conducting the additional wireline logging runs. The current operation is drilling ahead at 3,511 metres. Upon completion of the wireline logging, drilling will continue to test the deeper exploration objective of the well.

All reported depths are referenced to the rig rotary table.

Woodside's interest in WA-10-R is 16.67%. Other participants in WA-10-R are BHP Billiton Petroleum (North West Shelf) Pty Ltd. (16.67%), BP Developments Australia Ltd. (16.67%), ChevronTexaco Australia Pty Ltd. (16.67%), Japan Australia LNG (MIMI) Pty Ltd. (16.67%) and Shell Development (Australia) Pty Ltd. (16.67%).

Three of the six permit holders - Woodside, BHP Billiton Petroleum (North West Shelf) Pty Ltd. and Japan Australia LNG (MIMI) Pty Ltd - are equal sole risk participants in testing the deeper exploration objective of the well.



ANTHONY NIARDONE
Assistant Company Secretary